Contact

www.linkedin.com/in/brentmccullough (LinkedIn)

Top Skills

Start-ups
Product Management
Management

Languages

Spanish

Brent McCullough

CPO at Sēkr
Richmond, California, United States

Summary

Technology professional with 15+ years experience focused on product for API connectivity, data synchronization at scale, and complex operations processes - 10’s of million of data points synchronized per day across 25+ different APIs and many global partnerships. Skilled at building and growing organizations - from 0 to 125 employees, $0 to ~$100M yearly revenue. Deeply technical with a track record of using product to drive growth.

Brent earned a BS in Electrical Engineering and Computer Science from the UC Berkeley and an MBA from San Francisco State University.

Specialties: Startups, Agile, Product Strategy, Product Management, ECommerce, CRM, Sales Automation, Marketing Automation, Software Development, Customer Service Management

Experience

Sēkr

Chief Product Officer
February 2021 - Present (2 years 2 months)
San Francisco Bay Area

Building the best product to make your home in the outdoors and build friendships along the way.

MyVR

Head of Product
October 2018 - 2019 (1 year)
San Francisco Bay Area

An end to end Saas tool for Vacation rental companies looking to drive growth through distribution and streamline operations.
* Own Product Strategy and Roadmap
* Launched Key Features and Integrations
* Managed Product Requirements for Key Clients worth several $100k ARR

* Worked closely with engineering in a fast paced environment

RedAwning.com

8 years 6 months

Chief Product Officer

December 2012 - August 2018 (5 years 9 months)

Emeryville, CA

*Almost 300% yearly growth.

*Launched 21 API integrations.

*Launched mobile app and React.js powered webapp

*Scaled property distribution capabilities and process to work with hospitality industry leaders accounting for ~10% of their total Vacation Rental inventory and revenue.

*Doubled Engineering team size in 1 year

*Designed and implemented service based synchronization using AWS Lambda, Docker and AWS ECS capable of synchronizing 10’s of million of data records per day.

*Launched rental accounting service to handle the complexity of numerous commission structures and multiple parties in each transaction and deliver real-time P&L information,

*Grew organization to 150 employees in 3 global offices.

*First Employee at RedAwning

Director of Operations

March 2010 - November 2012 (2 years 9 months)

Berkeley, CA

- Manage website product roadmap and internal technical systems roadmap
- Plan and deliver new features and improvements on consumer facing website
- Manage the design, rollout, and upkeep of internal systems and training
- Design, and launched a CRM based Sales and marketing Automation platform that eliminated manual work and increased conversion
- Built an agile development team in Indonesia that launches new code every 2 weeks.
- Designed booking process, customer communications process, and billing process responsible for taking the company from $0 to over $1.5 Million in revenue
- Managed sales, messaging, customer experience, and processing for Group Buying promotions (Groupon, LivingSocial, and others) worth $300,000+ in revenue.

- Supervised 15 employees in Marketing, Customer Service, Engineering, Operations
- Design Product Strategy to meet company objectives
- Use analytics, heatmapping and user feedback to improve conversion and user experience
- Structured and built Customer Service department

PhotoMed Technologies/AGI

7 years

Business Development/Marketing Manager

2008 - 2009 (1 year)

- Championed a shift in company culture from an R&D focus to a sales focus that resulted in a reprioritization of all tasks company-wide
- Performed market research, estimated market size, and built financial models to support early sales and make pricing decisions
- Planned sales strategy for early potential customers

Project Manager/Lead Engineer

2005 - 2008 (3 years)

- Managed electronic design, firmware development, and printed circuit board design from requirements specification and project scope through to final prototype
- Defined and prioritized features and product roadmap for a line of medical thermal imaging products
- Managed 1 to 3 engineers directly and coordinated with several others
- Selected suppliers and development tools for all embedded projects
- Hired and mentored engineering personnel
- Worked with regulatory personnel to develop engineering operating procedures to meet ISO and FDA Good Manufacturing Practices
- Developed and implemented hardware and firmware documentation, and Verification and Validation strategy for FDA 510k submission
- Championed use of open-source RTOS (FreeRTOS) for all 32 bit microcontrollers to reduce cost and improve reliability and maintainability of firmware
- Managed design of custom microcontroller-based PID control hardware for brushed motors and thermal electric coolers
- Constructed functioning proof-of-concept prototype of a thermal-imaging camera
- Managed team that successfully booted Linux on a Virtex-4 FX FPGA PowerPC for use in a smart thermal imaging camera

- Managed design of VHDL implementation of thermal imaging sensor image sequencing and clocking logic
- Designed and prototyped a precision 20-bit software-controlled voltage source
- Created Labview PXI-based (FPGA card, high speed digitizer, and high speed arbitrary function generator with cross-triggering) image sampling test fixture for thermal-imaging sensor
- Packaged a GCC/Eclipse based software development environment for embedded microcontrollers to be used throughout the company
- Worked with mechanical engineer to design temperature and focus control mechanics for thermal-imaging camera
- Wrote patent with the company founder for a key technology
- Designed and documented specifications for a proprietary low-power 2.5GHz wireless protocol

Hardware Design Engineer

2002 - 2005 (3 years)

- Designed electronics for motion control and halogen lamp control for the company's first proof of concept prototype
- Developed proof-of concept prototype for computer-controlled variable-wavelength fiber optic light source that was used to develop key company intellectual property
- Worked with third party testing company to get the company's first product through electromagnetic compliance testing (EMI/EMC)
- Implemented a thermal-electric cooler power electronics and PID control system in firmware for black-body source

Education

San Francisco State University, Lam Family College of Business

MBA, Executive MBA · (2008 - 2009)

University of California, Berkeley

BSEE, Electrical Engineering and Computer Science · (1998 - 2002)